UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

Novan, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
66988N106

(CUSIP Number)
Donald R. Parker
Reedy Creek Investments LLC
100 SAS Campus Drive
Cary, North Carolina 27513
(919) 677-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2018

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988N106	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Reedy Creek Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,894,736(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,894,736(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,736(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 66988N106	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Donald R. Parker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	8,200(1)
	8.	SHARED VOTING POWER	7,894,736(1)
	9.	SOLE DISPOSITIVE POWER	8,200(1)
	10.	SHARED DISPOSITIVE POWER	7,894,736(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,902,936(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 66988N106	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS James H. Goodnight Management Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,858,298(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,858,298(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,298(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 66988N106	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS James H. Goodnight
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,858,298(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,858,298(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,298(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 66988N106	13D	Page 6 of 11

Item 1. Security and Issuer
The class of equity securities to which this Schedule relates is the common stock (the “Common Stock”) of Novan, Inc., a corporation formed under the laws of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 422 Emperor Blvd. Suite 470 Durham, North Carolina, 27703.
Item 2. Identity and Background
(a), (c) and (f)
This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):
(i) Reedy Creek Investments LLC, a North Carolina limited liability company (“Reedy Creek”).  Donald R. Parker is the sole member of the Board of Managers of Reedy Creek.
(ii) Donald R. Parker, a United States citizen.
(iii) James H. Goodnight Management Trust, a trust organized under the laws of North Carolina (the “Trust”).  Dr. James H. Goodnight is the sole trustee of the Trust.
(iv) James H. Goodnight, a United States citizen.
The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Reedy Creek is principally engaged in the businesses of investments in securities and investments in and development of real estate. Donald R. Parker is the sole member of the board of managers and the president and chief executive officer, treasurer and chief financial officer of Reedy Creek. Mr. Parker directs the voting and investment activities of Reedy Creek and other affiliated minor custodial accounts. In such capacity, Mr. Parker may be deemed to beneficially own the shares of Common Stock held by Reedy Creek.
The principal business of the Trust is managing and holding investments for the benefit of the Trust beneficiaries. The Trust owns a majority of the equity interests in Reedy Creek, has the right to appoint a majority of the members of the board of managers of Reedy Creek and may be deemed to control Reedy Creek. In such capacity, the Trust may be deemed to beneficially own the shares of Common Stock held by Reedy Creek.
Dr. Goodnight is the sole trustee of the Trust and directs the voting and investment activities of the Trust and other affiliated private investment vehicles. In his capacity as the sole trustee of the Trust, Dr. Goodnight may be deemed to beneficially own the shares of Common Stock held by Reedy Creek.
(b)
The business address of each of the Reporting Persons is 100 SAS Campus Drive, Cary, NC 27513.

CUSIP No. 66988N106	13D	Page 7 of 11

(d)
None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)
None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration
On January 5, 2018, Reedy Creek agreed to purchase units of 3,947,368 shares of Common Stock and warrants to purchase up to 3,947,368 shares of common stock with an exercise price of $4.66 per share (the “Warrants”), for a combined purchase price of $3.80 for each unit of one share of Common Stock and accompanying Warrant, pursuant to an underwritten public offering by the Issuer. Those shares of Common Stock and the Warrants were delivered on January 9, 2018. The aggregate purchase price of $14,999,998.40 was paid from Reedy Creek’s investment capital.
Of the shares of Common Stock owned directly by Mr. Parker, 5,000 shares were acquired with personal funds in open market transactions between December 11, 2017 and January 12, 2018, at a weighted average price per share of $4.13, for an aggregate purchase price of $20,652.07. Mr. Parker may be deemed to beneficially own an additional 3,200 shares of Common Stock in his capacity as the sole custodian of certain minor custodial accounts, which shares were acquired with personal funds in open market transactions on December 11, 2017, at a weighted average price per share of $4.40, for an aggregate purchase price of $14,066.75.
The information set forth in Item 5 of this Statement is incorporated herein by reference.
Item 4.  Purpose of Transaction
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, without limitation, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; the Reporting Person’s investment strategy; and other future developments.
The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

CUSIP No. 66988N106	13D	Page 8 of 11

Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
Percentages are calculated based on 25,989,408 shares of Common Stock outstanding following the closing of the public offering referenced in Item 3 above, as reported in the Issuer’s prospectus supplement to the Registration Statement on Form S-3 (333-220761), filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933 on January 8, 2018.
(a), (b)
As of the date hereof, Reedy Creek may be deemed to beneficially own, in the aggregate, 7,894,736 shares of Common Stock, for which Reedy Creek shares voting and dispositive power, consisting of 3,947,368 shares of Common Stock held directly and Warrants to acquire 3,947,368 shares of Common Stock held directly, which represents approximately 26.4% of the shares of Common Stock outstanding.
Reedy Creek owns 11.38% of Malin Corp plc, which in turn owns 100% of Malin Life Sciences Holdings Limited (“MLSHL”), which beneficially owns 2,623,485 shares of Common Stock as reported in a Schedule 13D filed with the Securities and Exchange Commission on October 6, 2016. Reedy Creek disclaims beneficial ownership of the shares of Common Stock held by MLSHL.
As of the date hereof, Donald R. Parker may be deemed to beneficially own, in the aggregate, 7,902,936 shares of Common Stock, consisting of 5,000 shares of Common Stock held directly, for which Mr. Parker has sole voting and dispositive power; 3,200 shares of Common Stock held by certain minor custodial accounts for which Mr. Parker is the sole custodian, for which Mr. Parker has sole voting and dispositive power; and 3,947,368 shares of Common Stock and Warrants to acquire 3,947,368 shares of Common Stock held by Reedy Creek, for which Mr. Parker shares voting and dispositive power, which collectively represents approximately 26.4% of the shares of Common Stock outstanding.
As of the date hereof, the Trust may be deemed to beneficially own, in the aggregate, 4,858,298 shares of Common Stock, for which the Trust shares voting and dispositive power, consisting of 2,429,149 shares of Common Stock and Warrants to acquire 2,429,149 shares of Common Stock held by Reedy Creek, which represents approximately 17.1% of the shares of Common Stock outstanding.
As of the date hereof, James H. Goodnight may be deemed to beneficially own, in the aggregate, 4,858,298 shares of Common Stock, for which Dr. Goodnight shares voting and dispositive power, consisting of 2,429,149 shares of Common Stock and Warrants to acquire 2,429,149 shares of Common Stock held by Reedy Creek, which represents approximately 17.1% of the shares of Common Stock outstanding.
(c)
The information set forth in Item 3 of this Statement is incorporated herein by reference.
Other than the purchases described in Item 3 of this statement, no transaction in shares of Common Stock were effected by the Reporting Persons within the past 60 days.

CUSIP No. 66988N106	13D	Page 9 of 11

(d)
Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by the Schedule 13D.
(e)
Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise set forth in Items 2, 3 and 4, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement

CUSIP No. 66988N106	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 19, 2018

Reedy Creek Investments LLC

By:  /s/ Donald R. Parker
Donald R. Parker
Manager

By:  /s/ Donald R. Parker
Donald R. Parker

James H. Goodnight Management Trust

By:  /s/ James H. Goodnight
James H. Goodnight
Trustee

By:  /s/ James H. Goodnight
James H. Goodnight

CUSIP No. 66988N106	13D	Page 11 of 11

Exhibit 1
JOINT FILING AGREEMENT
The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  January 19, 2018

Reedy Creek Investments LLC

By:  /s/ Donald R. Parker
Donald R. Parker
Manager

By:  /s/ Donald R. Parker
Donald R. Parker

James H. Goodnight Management Trust

By:  /s/ James H. Goodnight
James H. Goodnight
Trustee

By:  /s/ James H. Goodnight
James H. Goodnight